Exhibit 4.14

***Text Omitted and Filed Separately

with the Securities and Exchange Commission.

Confidential Treatment Requested

Under 17 C.F.R. Sections 200.80(b)(4) and Rule 24b-2

EXECUTION COPY

License Agreement

By and Between

Protiva Biotherapeutics Inc.

And

Marina Biotech, Inc.

TABLE OF CONTENTS

Article 1 DEFINITIONS AND INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation	8
Article 2 LICENSES		8
2.1	License Grant	8
2.2	Sublicense Rights	8
Article 3 DISCLOSURE AND TRANSFER OF Marina KNOW-HOW AND		9
	COOPERATION	9
3.1	Disclosure and Transfer of Marina Know-How	9
3.2	Cooperation	9
Article 4 FINANCIAL PROVISIONS		9
4.1	Upfront Payment.	9
4.2	Milestone Payments	10
4.3	Royalties	11
4.4	Anti-Stacking Provisions	11
4.5	Sublicense Fees	12
4.6	Payment of Royalty and Sublicense Fee Obligations	12
4.7	Currency Restrictions	13
4.8	Taxes	13
4.9	Late Payments	13
4.10	Audit.	14
Article 5 PAYMENT TERMS		14
5.1	Payment Terms	14
5.2	Currency	14
Article 6 INTELLECTUAL PROPERTY		14
6.1	Ownership of Inventions	14
6.2	Disclosure of Inventions During the Term	15
6.3	Perfection of Ownership Rights	15
Article 7 PATENT PROSECUTION		15
7.1	Prosecution and Maintenance	15
7.2	Updating of Patent Tables	16

ii

7.3	Consultation and Reporting	16
7.4	Abandonment, Withdrawal and Discontinuance	17
7.5	Prosecuting Infringement Proceedings	18
7.6	Breach of Confidence Proceedings	19
7.7	Defense of Infringement Proceedings	19
7.8	Procedures	20
7.9	Product Trademarks	20
Article 8 CONFIDENTIALITY		20
8.1	Duty of Confidence	20
8.2	Exceptions	21
8.3	Authorized Disclosures	21
Article 9 TERM AND TERMINATION		22
9.1	Term	22
9.2	Termination	22
9.3	Effect of Termination	25
9.4	Survival	26
Article 10 REPRESENTATIONS, WARRANTIES AND COVENANTS		26
10.1	Representations and Warranties by Each Party	26
10.2	Representations and Warranties by Marina	27
10.3	Acknowledgements of Protiva	28
10.4	Covenants of Marina	28
10.5	No Other Warranties	29
Article 11 INDEMNIFICATION; LIABILITY		29
11.1	Indemnification by Marina	29
11.2	Indemnification by Protiva	29
11.3	Indemnification Procedure	30
11.4	Mitigation of Loss	32
11.5	Insurance	32
11.6	Special, Indirect and Other Losses	32
11.7	No Exclusion	32
Article 12 PUBLICATIONS AND PUBLICITY		33
12.1	Publications	33
12.2	Publicity	33

iii

Article 13 GENERAL PROVISIONS		34
13.1	Assignment.	34
13.2	Extension to Affiliates; Subcontractors	34
13.3	Severability	34
13.4	Governing Law and Jurisdiction	34
13.5	Force Majeure	35
13.6	Waivers and Amendments	35
13.7	Relationship of the Parties	35
13.8	Notices	35
13.9	Further Assurances	35
13.10	Compliance with Law	36
13.11	No Third Party Beneficiary Rights	36
13.12	English Language	36
13.13	Expenses	36
13.14	Entire Agreement.	36
13.15	Cumulative Remedies	36
13.16	Counterparts	37

EXHIBIT A - Marina PATENTS

EXHIBIT B - PRESS RELEASES

LICENSE AGREEMENT

This LICENSE AGREEMENT (“Agreement”‘) is made as of this 28th day of November, 2012 (“Effective Date”), by and between Protiva Biotherapeutics Inc., a British Columbia corporation (“Protiva”), and Marina Biotech, Inc., a Delaware corporation (“Marina”). Protiva and Marina are each referred to individually as a “Party” and together as the “Parties.”

RECITALS

WHEREAS, Marina has developed a proprietary platform for creating novel oligonucleotide therapeutics and owns or Controls (as defined below) certain intellectual property relating thereto; and

WHEREAS, Protiva wishes to obtain, and Marina wishes to grant, a license to such intellectual property on the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Parties agree as follows.

Article 1  DEFINITIONS AND INTERPRETATION

1.1Definitions.

Unless the context otherwise requires, the terms in this Agreement with initial letters capitalized, shall have the meanings set forth below, or the meaning as designated in the indicated places throughout this Agreement.

(a)

“Affiliate” means, with respect to a Person, any other Person that controls, is controlled by, or is under common control with that Person. For the purpose of this definition, “control” shall mean direct or indirect ownership of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or fifty percent (50%) or more of the equity interest in the case of any other type of legal entity, status as a general partner in any partnership, or any other arrangement whereby the entity or person controls or has the right to control the board of directors or equivalent governing body of a corporation or other entity, or the ability to cause the direction of the management or policies of a corporation or other entity. In the case of entities organized under the laws of certain countries, the maximum percentage ownership permitted by law for a foreign investor may be less than fifty percent (50%), and in such case such lower percentage shall be substituted in the preceding sentence, provided, that such foreign investor has the power to direct the management and policies of such entity.

(b)	“Agreement” shall have the meaning set forth in the preamble.
(c)

“Applicable Law” means all applicable laws, rules, ordinances, and regulations, including any rules, regulations, guidelines or other requirements of relevant government agencies, that may be in effect from time to time in the applicable country or jurisdiction, applicable to the specific activities being undertaken pursuant to this Agreement.

(d)

“Business Day” means any day that is not a Saturday, a Sunday, or other day which is a statutory holiday in the Province of British Columbia, Canada or a Federal holiday in the State of Washington, U.S.A.

(e)	“Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31.
(f)	“Calendar Year” means each successive period of twelve (12) months commencing on January 1 and ending on December 31.
(g)

“Claims” means all Third Party demands, claims, actions, proceedings and liabilities (whether criminal or civil, in contract, tort or otherwise) for losses, damages, reasonable legal costs and other reasonable expenses of any nature whatsoever.

(h)

“Combination Product” means a single Product or a co-packaged Product in dosage form that includes one or more UNAs and one or more Other APIs. All reference to Product in this Agreement shall be deemed to include Combination Products, to the extent applicable.

(i)

“Commercialize” or “Commercialization” means those activities comprising or relating to the manufacturing, promotion, marketing, advertising, distribution and sale of Protiva Products, including Phase IV trials or equivalent clinical trials conducted following Regulatory Approval as needed or useful to promote and market the Licensed Product and/or maintain such Regulatory Approval.

(j)

“Commercially Reasonable Efforts” means, with respect to particular tasks or activities hereunder in developing or Commercializing a Protiva Product, a level of efforts applied to such tasks or activities reasonably consistent with the efforts commonly used by similarly-situated companies in the pharmaceutical industry (taking into account, among other things, the size, available resources, available funding, product lines and other relevant characteristics of such companies) to conduct such activities on products at a similar (as compared to the Protiva Product at the applicable time) stage in its product life and of similar market potential, profit potential and strategic value resulting from its own research efforts, based on information and conditions then-prevailing, including, without limitation, efficacy of the product, the competitiveness of alternative products in the marketplace, the patent and other proprietary position of the product, the likelihood of regulatory approval given the regulatory structure involved and the likelihood of adequate reimbursement. Commercially Reasonable Efforts shall be determined on a country by country or market-by-market basis (as most applicable) for a particular Protiva Product, and it is anticipated that the level of effort will change over time reflecting changes in the status of the Protiva Product and the country (or markets) involved.

(k)

“Confidential Information” means all Know-How and other confidential and/or proprietary information and data of a financial, commercial, scientific or technical nature owned or Controlled by a disclosing Party or entrusted to a disclosing Party by a Third Party with the right to disclose, and which the disclosing Party or any of its Affiliates has supplied or otherwise made available to the other Party or its Affiliates, whether made available orally, in writing or in electronic form, including information comprising or relating to concepts, discoveries, inventions, data, designs or formulae in relation to this

Agreement. For purposes hereof, this Agreement and the terms hereof shall be deemed to be the Confidential Information of both Parties, subject to the rights of disclosure set forth in Article 8 and Subsections 12.2(b) and 12.2(c).

(l)

“Control” or “Controlled” means, with respect to any Know How, Patents, other Intellectual Property Rights, or any confidential, proprietary or trade secret information, the legal authority or right (whether by ownership, license or otherwise) of a Party to grant a license or a sublicense of or under such Know How, Patents, or Intellectual Property Rights to another Person, or to otherwise disclose such proprietary or trade secret information to another Person, without breaching the terms of any agreement with a Third Party, or misappropriating the proprietary or trade secret information of a Third Party.

(m)	“Effective Date” shall have the meaning set forth in the first paragraph of this Agreement.
(n)	“Feasibility Studies” shall have the meaning set forth in Section 4.1(b).
(o)	“Field” shall mean all uses and purposes for the development of human therapeutics.
(p)

“First Commercial Sale” means, with respect to a particular country, the first commercial sale of a Protiva Product in a country by Protiva or its Affiliates to a Third Party or by a Sublicensee or its Affiliates to an unaffiliated Person, after all needed Regulatory Approvals for the Licensed Product have been granted in such country.

(q)	“Generic Product” means, with respect to a Protiva Product, a generic product in a formulation similar to and substitutable for such Protiva Product.
(r)	“Indemnification Claim Notice” shall have the meaning set forth in Subsection 11.3(b).
(s)	“Indemnified Party” shall have the meaning set forth in Subsection 11.3(b).
(t)	“Indemnifying Party” shall have the meaning set forth in Subsection 11.3(b).
(u)

“Intellectual Property Rights” means all intellectual property rights subject to protection by intellectual property laws in any country of the world, arising under statutory or common law, contract, or otherwise, and whether or not perfected, including without limitation:

(i)	all rights under Patents;
(ii)

all rights associated with works of authorship including without limitation, copyrights, moral rights, copyright applications, copyright registrations, synchronization rights, mask work rights, mask work applications, mask work registrations;

(iii)	all rights relating to the protection of trade secrets, know-how (including KnowHow) and confidential information (including Confidential Information); and
(iv)	all rights analogous to those set forth in this subsection above and any and all other proprietary rights relating to intangible property
(v)	“Invention” means all discoveries, inventions, developments, improvements, Know How, writings or rights conceived, discovered, invented, developed, created, made or reduced to practice.

(w)	“Joint IP” shall have the meaning set forth in Subsection 6.l(b).
(x)

“Know-How” means all technical information, know-how and data, including inventions (whether patentable or not), discoveries, trade secrets, specifications, instructions, processes, formulae, materials, expertise and other technology applicable to compounds, biologics, formulations, compositions, products or to their manufacture, development, registration, use or commercialization or methods of assaying or testing them or processes for their manufacture, formulations containing them, compositions incorporating or comprising them and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, preclinical and clinical data, instructions, processes, formulae, expertise and information, regulatory filings and copies thereof, relevant to the development, manufacture, use or commercialization of and/or which may be useful in studying, testing, development, production or formulation of products, or intermediates for the synthesis thereof.

(y)	“License Fee” shall have the meaning set forth at Section 4.l(c).
(z)

“MAA” (marketing authorizing application) means an application for the authorization to market a Product in any country or group of countries outside the United States, as defined in the applicable laws and regulations and filed with the Regulatory Authority of a given country or group of countries.

(aa)

“Major Market” means [...***...]. For clarity, obtaining Regulatory Approval of Protiva Product from [...***...], which approval applies [...***...] (as then constituted), shall be deemed to be obtaining a Regulatory Approval in a Major Market for purposes of the applicable provisions of this Agreement.

(bb)	“Marina Indemnitees” shall have the meaning set forth in Section 11.2.
(cc)	“Marina Inventions” shall have the meaning set forth in Subsection 6.1(a).
(dd)

“Marina Know-How” means the Know-How owned or Controlled by Marina or its Affiliates on and after the Effective Date relating to the UNA® Platform Technology. The Marina Know-How shall also include the UNA® Data.

(ee)

“Marina Patents” means the Patents identified in Exhibit A and any other Patents owned or Controlled by Marina or its Affiliates on or after the Effective Date that have claims covering any aspect of the UNA Platform Technology, including Patents arising from Marina Inventions.

(ff)	“Marina Technology” means Marina Patents and Marina Know-How and Marina Inventions.
(gg)	“Milestone Event” shall have the meaning set forth in Section 4.2.
(hh)

“NDA” means a New Drug Application, as defined in 21 C.F.R. 314, and any other appropriate application or registration submitted to the appropriate Regulatory Authority in a particular country in the Territory to seek Regulatory Approval for sale of Licensed Product in such country.

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(ii)

“Net Sales” means the gross invoice price of Product sold by Protiva or its Affiliates to the first Third Party (or by a Sublicensee or its Affiliates to a non-affiliated Person in any arm’s length transaction) after deducting if not previously deducted, from the amount invoiced or received:

(i)	trade and quantity discounts other than early pay cash discounts;
(ii)	returns, rebates, chargebacks and other allowances;
(iii)	retroactive price reductions that are actually allowed or granted;
(iv)	sales commissions paid to Third Party distributors and/or selling agents (which shall not be deemed to include contract sales organizations); and
(v)	bad debt, sales or excise taxes, early payment cash discounts, transportation and insurance, custom duties, and other governmental charges.

For clarity, Net Sales shall not include funds:

(vi)	derived from the transfer or sale of Product between any of Protiva and its Affiliates (or between any Sublicensee and its Affiliates);
(vii)

derived from the transfer or sale of Product by Protiva or its Affiliates to a Third Party (or by a Sublicensee or its Affiliates to a non-affiliated Person) for the development or analytical, preclinical or clinical testing of a Product;

(viii)

derived from the transfer or sale of reasonable quantities of Product by Protiva or its Affiliates to a Third Party (or by a Sublicensee or its Affiliates to a nonaffiliated Person) for samples, donations or compassionate use; and

(ix)	constituting Sublicensing Revenue.

Any Product sold in other than in an arm’s length transaction or for other property (e.g., barter) shall be deemed invoiced at its fair market value. The calculation of Net Sales of any Combination Product shall, subject to the exclusions set forth above and be calculated using one of the following methods:

(x)

by multiplying the annual Net Sales of the Combination Product during the applicable royalty accounting period by a fraction, the numerator of which is the aggregate gross selling price of the Product contained in the Combination Product if sold separately, and the denominator of which is the sum of the gross selling price of both the Product and the Other API(s) contained in the Combination Product if sold separately; or

(xi)

if no such separate sales are made of any of the Product or the Other APIs during the applicable accounting period, or if any of the Product or the Other APIs have not been sold separately for at least one (1) year, Protiva shall calculate Net Sales of such Combination Product by the fraction C/C+D, where C is a reasonable estimate of the fair market value of the Product portion of such Combination Product, D is a reasonable estimate of the fair market value of the Other API(s) in such Combination Product, and the estimates of C and D are determined by mutual agreement of the Parties negotiating in good faith.

(jj)	“Other API” means an active, proprietary pharmaceutical ingredient that is not an UNA and that, if administered independently, would have a clinical effect.
(kk)	“Party” shall have the meaning set forth in the preamble.
(ll)

“Patents” means all patents and patent applications, author certificates, inventor certificates, utility certificates, improvement patents and models and certificates of addition and all foreign counterparts of them and including all divisionals, continuations, substitutions, confirmations, continuations-in-part, re-registrations, re-examinations, reissues, additions, renewals, extensions, registrations, and supplemental protection certificates and the like of any of the foregoing.

(mm)	“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.
(nn)	“Product” means any product or process covered by a claim in a Marina Patent or otherwise utilizing or incorporating Marina Know-How.
(oo)	“Protiva Indemnitees” shall have the meaning set forth in Section 11.1.
(pp)	“Protiva Product” shall have the meaning set forth in Section 2.2.
(qq)

“Regulatory Approval” means all approvals (including supplements, amendments, pre and post-approvals and price approvals), licenses, registrations or authorizations necessary for the manufacture, distribution, use or sale of a Licensed Product in the applicable country or regulatory jurisdiction.

(rr)

“Regulatory Authority” means any governmental agency or authority responsible for granting Regulatory Approvals for Products, including the United States Food and Drug Administration, the European Medicines Agency, or any successor entities thereto and any corresponding national or regional regulatory authorities.

(ss)

“Regulatory Filings” means any submission to a Regulatory Authority of any appropriate regulatory application, and shall include, without limitation, any submission to a regulatory advisory board, MAA, and any supplement or amendment thereto. For the avoidance of doubt, Regulatory Filings shall include any Investigational New Drug (IND), New Drug Application (NDA) or the corresponding application in any other country or group of countries.

(tt)	“Royalties Report” shall have the meaning set forth in Section 4.6.
(uu)	“Royalty Term” means, as to a particular Protiva Product sold in a country, the period from the date of First Commercial Sale of such Protiva Product in such country until the later of:
(i)	the date of expiration of the last to expire issued Patent included in the Marina Patents having a Valid Claim that claims the Protiva Product in such country; or
(ii)	ten (10) years after such First Commercial Sale of the Licensed Product in a Major Market.
(vv)	“Sublicensee” means a Person to whom Protiva or its Affiliate has granted a sublicense agreement under Protiva’s rights pursuant to Section 2.2.
(ww)	“Sublicense Fees” shall have the meaning set forth in Section 4.5.

(xx)

“Sublicensing Revenue” means all consideration received by Protiva (or its Affiliates) from a Sublicensee in consideration of the grant of a sublicense under the Marina Patents to such Sublicensee (which may include upfront fees, milestone payments and other similar fees), but excluding:

(i)	royalties payable to Protiva (or its Affiliates) based on Net Sales by a Sublicensee or its Affiliates;
(ii)	any amounts paid as reimbursement of research or development costs and expenses incurred by Protiva or its Affiliates (including past and ongoing costs and expenses) relating to Protiva Products;
(iii)	direct reimbursement of Patent prosecution or enforcement costs;
(iv)

payments of a share of amounts recovered in enforcing Patent or other Intellectual Property Rights (except to the extent such share is calculated or treated as royalties under the terms of such sublicense);

(v)	transfer price payments for sale of compounds or products (such exclusion not to exceed [...***...] of actual fully-burdened cost of goods);
(vi)	bona fide loans on commercial terms; and
(vii)	any payments made to purchase equity in Protiva or a Protiva Affiliate at fair market value.
(yy)	Term” means the term of this Agreement as set forth in Section 9.1.
(zz)	“Territory” means all countries of the world.
(aaa)	“Third Party” means any Person other than a Party or an Affiliate of a Party.
(bbb)	“Third Party Claim” means any claim, action, allegation, suit or legal proceeding brought by a Third Party against another entity or person.
(ccc)	“UNA” means an unlocked nucleobase analog.
(ddd)	“UNA Data” means all data and information owned or Controlled by Marina relating to the structure, activity and/or other characteristics of the UNA Platform Technology.
(eee)

“UNA Platform Technology” means the technology for the development, production and use of UNAs and compounds containing one or more UNAs, including, without limitation, Know-How relating to the manufacture, formulation, ingredients, preparation, presentation, means of delivery, dosage or packaging of such UNAs, all as in existence as of the Effective Date.

(fff)	“United States” or “US” means the United States of America, its territories and possessions.
(ggg)	“Upfront Payment” shall have the meaning set forth in Subsection 4.l(a).
(hhh)	“USD” or “US$” means the lawful currency of the United States.
(iii)	“Valid Claim” means an unexpired claim of an issued Patent within the Marina Patents that has not been ruled to be unpatentable, invalid or unenforceable by a court or other

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authority in the country of the Patent with competent jurisdiction, from which decision no appeal is taken or can be taken.

1.2Interpretation.

In this agreement unless otherwise specified:

(a)	“includes” and “including” shall mean respectively includes and including without limitation;
(b)	a Party includes its permitted assignees and/or their respective permitted successors in title to substantially the whole of its undertaking;
(c)

a statute or statutory instrument or any of their provisions is to be construed as a reference to that statute or statutory instrument or such provision as the same may have been or may from time to time hereafter be amended or re-enacted;

(d)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;
(e)

the Exhibits and other attachments form part of the operative provision of this Agreement and references to this Agreement shall, unless the context otherwise requires, include references to the Exhibits and attachments;

(f)	the headings in this Agreement are for information only and shall not be considered in the interpretation of this Agreement;
(g)	general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things; and
(h)

the Parties agree that the terms and conditions of this Agreement are the result of negotiations between the Parties and that this Agreement shall not be construed in favor of or against any Party by reason of the extent to which any Party participated in the preparation of this Agreement.

Article 2  LICENSES

2.1License Grant.

Subject to the terms and conditions of this Agreement, Marina hereby grants to Protiva and its Affiliates a non-exclusive, irrevocable (subject to Subsection 9.2(c)), perpetual, worldwide license, with the right to grant sublicenses as permitted in Section 2.2, under the Marina Technology to research, develop, make, have made, use, import, offer for sale, sell, have sold, commercialize and otherwise exploit any Product in the Field in the Territory.

2.2Sublicense Rights.

Protiva may sublicense to a Third Party the rights granted to it by Marina under Section 2.1 at any time at its sole discretion, but only in connection with:

(a)

the continuing research, development and or commercialization of a Protiva Product or the manufacturing of a Protiva Product by such Third Party or its Affiliates, either itself or as part of a collaboration with Protiva or any of its Affiliates, or

(b)	the sublicense of a technology platform consisting of the use of Protiva’s proprietary lipid nano-particle technology in combination with Marina Technology.

A “Protiva Product” means any Product with respect to which Protiva or any of its Affiliates has conducted research, manufacturing, development activities that are related to such Product. For the avoidance of doubt, this Section 2.2 shall not include any right by Protiva to grant a “naked” sublicense of Marina Technology alone.

Article 3  DISCLOSURE AND TRANSFER OF Marina KNOW-HOW
AND COOPERATION

3.1Disclosure and Transfer of Marina Know-How.

As soon as reasonably possible after the Effective Date (and in any event within ten (10) days after the Effective Date), Marina, without additional consideration, shall use good faith, diligent efforts to disclose to Protiva or its designated Affiliate all Marina Know-How in existence as of the Effective Date and shall provide such copies of any existing tangible embodiment thereof in written or electronic form as may be reasonably requested by Protiva, including delivery of an electronic copy of the UNA Data in a commonly usable format (to the extent in existence on the date hereof). Such disclosures shall include all Marina Know-How and any other data, information and documents known to and Controlled by Marina as of the Effective Date which may be necessary or useful to Protiva to practice the licenses granted hereunder efficiently.

3.2Cooperation.

Upon request by Protiva within a reasonable period after disclosure by Marina of the Marina Know-How and other data, information and documents pursuant to Section 3.1, Marina will provide reasonable assistance to Protiva or its designated Affiliate in connection with understanding and using the Marina Know-How for purposes consistent with licenses and rights granted to Protiva hereunder; provided, that Protiva shall promptly pay or reimburse Marina for any travel or other out-of-pocket expenses incurred by Marina in connection with providing such assistance requested by Protiva.

Article 4  FINANCIAL PROVISIONS

4.1Upfront Payment.

(a)

In partial consideration of the rights granted by Marina to Protiva under this Agreement, Protiva shall pay to Marina within [...***...] of the Effective Date a non-refundable, non-creditable upfront payment in the amount of [...***...] (the “Upfront Payment”).

(b)	[...***...]

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(c)	[...***...]

4.2Milestone Payments.

(a)

In partial consideration of the license rights granted by MARINA under this Agreement, Protiva shall pay to Marina a milestone payment upon first achievement by Protiva or an Affiliate (but not by any Sublicensee, as further set forth below in this Section 4.2) of the applicable milestone event set forth in the table below (each such event, a “Milestone Event”) such payments to be in the listed amounts for the applicable Milestone Event:

Milestone Event	Milestone Payment
For each Protiva Product directed to a specific gene target:
(1) [...***...]	[...***...]
(2) [...***...]	[...***...]
(3) [...***...]	[...***...]
(b)

For clarity each of the above milestone payments shall be paid only once for a particular Protiva Product directed to a specific gene target, regardless if any such Milestone Event is achieved more than once for that particular Protiva Product directed to a specific gene target.

(c)

For additional clarity where Protiva has entered into a sublicense agreement with a Sublicensee who has been granted rights to commercialize a Protiva Product directed to a specific gene target, Protiva shall not be liable to pay any milestone payments on account of the achievement by the Sublicensee (alone, or in collaboration with Protiva or any of its Affiliates) of any of the foregoing Milestone Events but instead any payments received by Protiva on account of the Sublicensee’s milestone achievement shall be included in Sublicensing Revenue and Protiva shall pay to Marina the applicable Sublicense Fees pursuant to Section 4.5

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(d)

Protiva shall promptly notify Marina of the achievement of any Milestone Event for each Protiva Product directed to a specific gene target. All milestone payments under Subsection 4.2(a) are non-refundable and non-creditable, and shall be due within [...***...] of achievement of the applicable Milestone Event.

4.3Royalties.

In partial consideration of the license rights granted by Marina under this Agreement, Protiva shall pay to Marina a royalty on Net Sales of Protiva Products by Protiva or any of its Affiliates during the Royalty Term as follows:

(a)

For sales of a Protiva Product in any country in the Territory where such sale would infringe, absent the license granted in Section 2.1, a Valid Claim of an issued Marina Patent, Protiva shall pay to Marina a royalty on Net Sales of such Protiva Product calculated using the royalty rate set opposite the amount of Net Sales in the table below:

Net Sales in a Calendar Year	Royalty Rate
[...***...]	[...***...]
[...***...]	[...***...]
[...***...]	[...***...]

(b)

For sales of a Protiva Product in any country in the Territory where either (i) there are no Valid Claims covering the Protiva Product that would be infringed, absent the license granted in Section 2.1, by a sale of such Protiva Product, or (ii) sales of Generic Products exist alongside sales of the Protiva Product, Protiva shall pay to Marina a reduced royalty on Net Sales of such Protiva Product calculated using the royalty rate set opposite the amount of Net Sales in the table below:

Net Sales in a Calendar Year	Royalty Rate
[...***...]	[...***...]
[...***...]	[...***...]
[...***...]	[...***...]

provided, however, that the royalty obligation under this Subsection 4.3(b) in respect of such Protiva Product in all countries in the Territory shall cease upon the tenth (10th) anniversary of the First Commercial Sale of such Protiva Product in any Major Market country.

4.4Anti-Stacking Provisions.

If Protiva or its Affiliate owes to one or more Third Parties, under license agreement(s)

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granting Protiva (or its Affiliate or Sublicensee) Intellectual Property Rights that are needed to make, use sell or otherwise commercialize the Marina Technology as contained in the Protiva Product royalties or similar payments on sales of such Protiva Products, then Protiva may reduce the royalties owed to Marina under Section 4.3 by [...***...] of the royalty or similar payments actually paid to such Third Parties, provided that Protiva shall not reduce any particular royalty payment to Marina by more than [...***...] of the amount otherwise owed under Section 4.3 for the applicable royalty period.

4.5Sublicense Fees.

In partial consideration of the license rights granted by Marina under this Agreement, including specifically the right to sublicense such rights under Section 2.2, Protiva shall pay to Marina an amount (the “Sublicense Fees”) equal to a percentage of Sublicensing Revenue received by Protiva ( or its Affiliate) from its Sublicensees pursuant to such sublicenses. The percentage of Sublicensing Revenue payable by Protiva to Marina shall be determined by the development stage of the Protiva Product that is the subject of the sublicense at the time Protiva or its Affiliate and the Sublicensee execute such sublicense, as follows:

Development Stage at Time of Sublicense Execution	Percentage of Sublicensing Revenue
[...***...]	[...***...]
[...***...]	[...***...]
[...***...]	[...***...]
[...***...]	[...***...]

4.6Payment of Royalty and Sublicense Fee Obligations.

The royalty obligation under Section 4.3 shall accrue upon the sales of a Protiva Product in each particular country in the Territory, commencing upon First Commercial Sale after Regulatory Approval of the Protiva Product in such country and except as otherwise provided under Subsection 4.3(b), such obligation shall end upon the expiration of the Royalty Term applicable to such Protiva Product in such country. All such royalty payments are nonrefundable and non-creditable and shall be due within [...***...] after the end of each Calendar Quarter and are payable in immediately available funds. The Sublicense Fees owed under Section 4.5 shall be paid with respect to particular Sublicensing Revenue received by Protiva, within [...***...] after Protiva’s receipt of the applicable revenues and are payable in immediately available funds. Protiva shall notify Marina in writing promptly upon the First Commercial Sale of each Protiva Product in each country and thereafter Protiva shall furnish Marina with a written report (the “Royalties Report”) for each completed Calendar Quarter showing, on a country-by-country basis, according to the volume of units of Protiva Products sold in each such country (by SKU) during the reporting period (whether Protiva Product is sold by Protiva or its Affiliates or Sublicensees):

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(a)	the gross invoiced sales of the Protiva Product sold in each country during the reporting period, and the amounts deducted therefrom to determine Net Sales from such gross invoiced sales;
(b)	the royalties payable in dollars, if any, which shall have accrued hereunder based upon such Net Sales; and
(c)

the withholding taxes, if any, required by Applicable Law to be deducted in respect of such sales (provided that, as to sales by Sublicensees, Protiva shall report only the net sales numbers (using the definition for such term in the applicable Sublicense) as reported by the Sublicensee, if such Sublicensee does not report gross invoiced sales numbers).

With respect to sales of Protiva Products invoiced in US dollars, the gross invoiced sales, Net Sales and royalties payable shall be expressed in the Royalties Report in US Dollars. With respect to sales of Protiva Products invoiced in a currency other than US Dollars, the gross invoiced sales, Net Sales and royalties payable shall be expressed in the Royalties Report in the domestic currency of the party making the sale as well as in the US Dollar equivalent of the royalties payable and the exchange rate used in determining the amount of US dollars. The US dollar equivalent shall be calculated on a calendar-month basis using the average monthly interbank rate listed in The Wall Street Journal.

4.7Currency Restrictions.

If at any time legal restrictions in any country in the world prevent the prompt remittance of any payments with respect to sales in that country, Protiva shall have the right and option upon written notice to Marina to make (or to cause its Sublicensee to make) such payments by depositing the amount thereof in local currency to Marina’s account (or such other designated nominee by Marina) in a bank or depository in such country.

4.8Taxes.

In the event that laws, rules or regulations require Protiva to withhold taxes with respect to any payment to be made by Protiva to Marina pursuant to this Agreement, Protiva will notify Marina of such withholding requirement prior to making the payment to Marina. Any and all taxes levied by a proper taxing authority required to be withheld by Protiva or its Sublicensees on account of royalties accruing to Marina under this Agreement may be deducted from such royalty payment provided that (a) such amount is promptly paid for and on behalf of Marina to the appropriate tax authorities, and (b) Protiva furnishes Marina with official tax receipts or other appropriate evidence of payment issued by the appropriate tax authorities. Protiva shall provide such assistance to Marina, including the provision of such documentation as may be required by a tax authority, as may be reasonably necessary in Marina’s efforts to claim an exemption from or reduction of such taxes.

4.9Late Payments.

All fees and royalties not received by Marina when due under this Agreement shall bear interest from the date they were due until the date they are paid at a rate equal to the then current 30-day United States dollar LIBOR rate plus two percent per annum or the maximum rate permitted by law, whichever is less. Notwithstanding anything to the contrary in this Agreement, Protiva shall have no obligation to pay royalties to Marina pursuant to Section 4.3 until Protiva actually receives revenue from Net Sales.

4.10Audit.

Protiva and its Affiliates shall keep complete and accurate records of the underlying revenue and expense data relating to the calculations of Net Sales, Sublicensing Revenue and payments required under this Agreement. Marina shall have the right, at its own expense and no more than once per Calendar Year, to have an independent, certified public accountant, selected by Marina and reasonably acceptable to Protiva, review all such records upon reasonable notice and during regular business hours and under obligations of strict confidence, for the sole purpose of verifying the basis and accuracy of payments required and made under this Agreement within the prior [...***...] period. No Calendar Quarter may be audited more than one time. Protiva shall receive a copy of each audit report promptly from Marina. Should the inspection lead to the discovery of a discrepancy to Marina’s detriment, Protiva shall pay the amount of the discrepancy in Marina’s favor within [...***...] after being notified thereof. Marina shall pay the full cost of the inspection unless the discrepancy is greater than [...***...], in which case Protiva shall pay to Marina the actual cost charged by such accountant for such inspection. If such audit shows a discrepancy in Protiva’s favor, then Protiva may credit the amount of such discrepancy against subsequent amounts owed to Marina, or if no further amounts are owed under this Agreement, then Marina shall pay Protiva the amount of the discrepancy within [...***...] after being notified thereof.

Article 5  PAYMENT TERMS

5.1Payment Terms.

All payments from Protiva to Marina shall be made by wire transfer to the credit of such bank account as may be designated by Marina in this Agreement or in writing to Protiva. Any payment which falls due on a date which is not a Business Day may be made on the next succeeding Business Day.

5.2Currency.

All payments under this Agreement shall be paid in US dollars.

Article 6  INTELLECTUAL PROPERTY

6.1Ownership of Inventions.

Subject to Section 6.2, as between Protiva and Marina:

(a)

all Inventions of any kind whatsoever first conceived, reduced to practice, developed or created by Marina or its Affiliates, alone or with any Third Party, prior to or during the Term relating to UNA or the UNA Platform Technology (“Marina Inventions”) shall be owned by Marina; and

(b)

all Inventions of any kind whatsoever first conceived, reduced to practice, developed or created by one or more Persons acting on behalf of Marina or its Affiliates (or any Third Party acting under its direction) together with one or more Persons acting on behalf of Protiva or its Affiliates (or any Third Party acting under its direction) during the Term

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relating to UNA or the UNA Platform Technology (“Joint IP”), shall be jointly owned by the Parties. Neither Party shall assign its rights to Joint IP without the prior written consent of the other Party.

Inventorship and authorship will be determined under the applicable rules and precedents prevailing in the United States.

6.2Disclosure of Inventions During the Term.

If, within [...***...] after the Effective Date and during the Term, Marina becomes the owner, solely or jointly, of any additional Intellectual Property Rights that constitute Marina Inventions, whether developed in the performance of this Agreement or (unless prohibited by the terms of any agreement between Marina and a Third Party) outside the framework of this Agreement, and whether or not patentable, Marina will notify Protiva in writing within [...***...] of becoming aware of any such disclosable Marina Inventions. Marina shall, throughout the Term, provide status updates on any additional Intellectual Property Rights that constitute disclosable Marina Inventions at such times and in such manner as may be mutually agreed by the Parties, provided that during the first two (2) years during the Term, the Parties shall meet no less frequently than on a Calendar Quarterly basis.

6.3Perfection of Ownership Rights.

Each Party will ensure that its employees and contractors who perform any obligations under this Agreement have entered into written agreements with such Party under which its employees and contractors assign to such Party all ownership rights in any Intellectual Property Rights made or developed by its employees and contractors in the course of work for such Party.

Article 7  PATENT PROSECUTION

7.1Prosecution and Maintenance.

(a)

All Patent applications included in the Marina Patents and, upon issuance, all resulting issued Patents therefrom, shall be filed, prosecuted and maintained by Marina, at its sole cost and expense and in its discretion, which shall be exercised in good faith, in accordance with this Article 7.

(b)

All Patent applications arising from Joint IP and, upon issuance, all resulting issued Patents therefrom, shall be filed, prosecuted and maintained by PROTIVA, at its sole cost and expense and in its discretion, which shall be exercised in good faith, in accordance with this Article 7.

(c)	Without limiting the generality of the foregoing, Marina and Protiva shall in the performance of their respective obligations under Subsections 7.l(a) and 7.l (b), be responsible for:
(i)	the continued prosecution of any pending Patent applications;
(ii)	the maintenance of all such issued Patents; and
(iii)

the filing and prosecution of additional Patent applications (and maintenance of Patents thereon) in any jurisdiction world-wide, on a commercially reasonable basis, including, without limitation, any continuations, continuations-in-part,

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divisionals, Patents of addition, reissues, re-examinations, supplemental protection certificates, renewals and extensions or substitutes therefore.

7.2Updating of Patent Tables.

(a)

The table of licensed Patents in Exhibit A (“Table of Licensed Patents”) will be deemed to be a living document continually updated by notice from Marina to Protiva of Patent filing, prosecution, maintenance and discontinuation of any Marina Patents.

(b)

Protiva shall create and maintain a table of Patents arising from Joint IP (“Table of Jointly Owned Patents”), which table will be deemed to be a living document continually updated by notice from Protiva to Marina of Patent filing, prosecution, maintenance and discontinuation of any Patents arising from Joint IP.

(c)

By way of non-limiting example, a Patent application shall be deemed to have been added to the Table of Licensed Patents or to the Table of Jointly Owned Patents, as applicable, on the date that such Patent application is submitted to the US Patent and Trademarks Office or any foreign equivalent.

7.3Consultation and Reporting.

(a)

On a timely basis, Marina will consult with Protiva on all material actions to be taken with respect to the filing, prosecution and maintenance of the Marina Patents, including claims and any proposed amendments thereto. Protiva will have the right to comment on Marina’s proposed actions and to identify any process, uses or Products arising out of the Marina Technology that may be patentable and Marina will reasonably consider such comments.

(b)

On a timely basis, Protiva will consult with Marina on all material actions to be taken with respect to the filing, prosecution and maintenance of any Patents arising from Joint IP, including claims and any proposed amendments thereto. Marina will have the right to comment on Protiva’s proposed actions and to identify any process, uses or Products arising out of the Joint IP that may be patentable and Protiva will reasonably consider such comments.

(c)

In the performance of their respective obligations under Section 7.1, Marina will disclose to Protiva in respect of the Marina Patents, and Protiva will disclose to Marina in respect of the Patents arising from Joint IP, on a timely basis:

(i)	the complete text of each Patent application and issued Patent within the Marina Patents or Patents arising from Joint IP, as applicable; and
(ii)

all material communications to and from the patent office, including communications concerning the institution or possible institution of any interference, opposition, re-examination, reissue, revocation, nullification or any official proceeding involving any of the Marina Patents or Patents arising from Joint IP, as applicable.

(d)	If Marina desires additional claims to be filed, prosecuted and maintained under any Patents arising from Joint IP for Marina or its sublicensees’ uses outside the Field, Marina will:

(i)	notify Protiva in writing setting forth the specific claims, jurisdiction and nature of Patent protection required by Marina; and
(ii)

request that Protiva file a divisional application with such additional claims and either (A) oversee the prosecution of such divisional application, at its cost and expense, in which case Marina will keep Protiva informed of the progress thereof, or (B) have Protiva oversee the prosecution of such divisional application, and reimburse Protiva for all costs and expenses (including Protiva’s external patent counsel costs) incurred by Protiva in pursuing such additional claims (“Patent Prosecution Fees”).

All Patent Prosecution Fees shall be due and payable to Protiva within [...***...] of Marina’s receipt of each invoice from Protiva, with interest on late payment calculated in accordance with Section 4.9. Notwithstanding anything to the contrary in this Agreement, Protiva reserves the right to offset any unpaid Patent Prosecution Fees and accrued interest against any payments due by Protiva to Marina hereunder.

(e)

Notwithstanding Section 7.4, Marina shall instruct its patent counsel retained from time to time in the Territory for the filing, prosecution and maintenance of the Marina Patents to forthwith notify Protiva in writing in the event of any of the following:

(i)	Marina fails to pay when due any statement of account or invoice issued by such patent counsel in respect of the Marina Patents;
(ii)

Marina fails to provide to its patent counsel instructions relating to the filing, prosecution or maintenance of any of the Marina Patents, or any other proceeding relating thereto, that could reasonably, if left unattended, compromise the continued prosecution of any patent application, the issuance of any patent, the validity of any issued patent, the outcome of any proceeding relating to the Marina Patents or otherwise impair any Patent rights under the Marina Patents; or

(iii)

if such patent counsel reasonably believes that a state of facts exists (including, without limitation, delay or lack of funds) that could reasonably, if left unattended, compromise the continued prosecution of any patent application, the issuance of any patent, the validity of any issued patent, the outcome of any proceeding relating to the Marina Patents or otherwise impair any Patent rights under the Marina Patents.

7.4Abandonment, Withdrawal and Discontinuance.

(a)	If either Party elects to:
(i)

discontinue pursuing one or more Patent applications, Patent protection or Patent maintenance pertaining to any of the Marina Patents or Patents arising from Joint IP or any continuation, continuation-in-part, divisional, reissue, re-examination or extension thereof for any reason; or

(ii)	not pursue Patent protection in relation to any of the Marina Patents or Patents arising from Joint IP in any specific jurisdiction for any reason;

the Party electing to discontinue Patent filing, prosecution or maintenance will give the

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other Party prior written notice of such decision (each, a “Notice of Abandonment”), and together with sufficient detail in sufficient time, such time not to be less than [...***...] prior to any deadline imposed by a patent office, to enable the other Party to assume and continue the filing, prosecution or maintenance of the Patents identified in the Notice of Abandonment (the “Abandoned Patents”).

(b)

The Notice of Abandonment will clearly identify the Patents that are being abandoned, the actions required to assume and continue the filing, prosecution or maintenance of the Patents and the deadlines by which action must be taken to avoid abandonment. The Party in receipt of such notice at its sole cost and expense, and in its sole discretion, may assume and continue the prosecution and/or maintenance of any particular Abandoned Patent identified in such notice (the “Non-Abandoning Party”).

(c)

In addition, if within [...***...] of receiving an Invention disclosure from the Non Abandoning Party, the Abandoning Party does not file a Patent application for the Invention described therein that the Non-Abandoning Party believes could become a Patent:

(i)	the Non-Abandoning Party may prepare and file a Patent application for the Invention;
(ii)

a Notice of Abandonment will be deemed to have been given upon the Abandoning Party’s receipt of the Invention disclosure and the Patent application for the Invention, when filed by the Non-Abandoning Party, will be deemed an Abandoned Patent, including all rights under Patents related thereto, including foreign counterparts.

(d)

Both Parties agree that, effective upon [...***...] after the Notice of Abandonment, the Abandoning Party will have no further obligations to assume and continue the filing, prosecution, maintenance, protection and related costs for the Abandoned Patents, provided that if the Non-Abandoning Party assumes and continues the prosecution and/or maintenance of any particular Abandoned Patent, the Abandoning Party will provide the Non-Abandoning Party with all reasonable assistance required for the prosecution, maintenance, defense and/or enforcement of the Abandoned Patent, at the Non Abandoning Party’s cost and expense.

7.5Prosecuting Infringement Proceedings.

During the Term each Party shall promptly report in writing to the other Party any known or suspected infringement in the Field of any Marina Patents or Patents arising from Joint IP of which it becomes aware, and shall provide the other Party with all available evidence supporting such infringement, or unauthorized use or misappropriation. In the event of such alleged infringement by a Third Party, the following shall apply:

(a)

Marina shall have the first right, in its sole discretion and sole expense and using counsel of its choice and reasonably acceptable to Protiva, to initiate an infringement or other appropriate suit against any Third Party anywhere in the Territory who at any time has infringed, or is suspected of infringing, any such Patent in the Field;

(b)	if Marina does not take steps to prosecute such claim or litigation within [...***...] after receipt of notice thereof, Protiva may take such legally permissible action as it

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deems necessary or appropriate to prosecute such claim or litigation (or defend such litigation in the event of a counterclaim) at its own expense, using counsel of its choice, but shall not be obligated to do so;

(c)

the Party prosecuting such litigation (in this Article the “Litigating Party”) shall have the right to control such litigation and shall bear all legal expenses (including court costs and legal fees), including settlement thereof; provided, however, that no settlement or consent judgment or other voluntary final disposition of any suit or action brought by a Party pursuant to this Section may be entered into without the consent of the other Party if such settlement would require the other Party to be subject to an injunction or to make a monetary payment or would restrict the claims in or admit any invalidity of any such Patent or significantly adversely affect the rights of the other Party to this Agreement (the “Non-litigating Party”). By way of example and not by way of limitation there shall be no right of the Litigating Party to stipulate or admit to the invalidity or unenforceability of any such Patents. Before any action is taken by the Litigating Party, the Parties agree to, in good faith, consult with a goal of adopting a mutually satisfactory position;

(d)

the Non-litigating Party agrees to co-operate reasonably in any such litigation to the extent of executing all necessary documents, supplying essential documentary evidence and making essential witnesses then in its employment available and to vest in the Litigating Party the right to institute any such suits so long as all the direct or indirect costs and expenses of bringing and conducting any such litigation or settlement shall be borne by the Litigating Party, provided that the Parties shall recover their respective actual out-of-pocket expenses, or equitable proportions thereof: associated with any litigation or settlement thereof from any recovery made by any Party. Any excess amount remaining after satisfaction of the Parties’ recovery of their respective actual out-ofpocket expenses (the “Excess Amount”) shall be shared as follows: (i) [...***...] to the Litigating Party and (ii) [...***...] to the Non-litigating Party;

(e)

the Litigating Party shall keep the Non-litigating Party fully informed of the actions and positions taken or proposed to be taken by the Litigating Party on behalf of itself or a sublicense (if applicable) and actions and positions taken by all other parties to such litigation; and

(f)

at any time during the litigation, the Non-litigating Party may elect to participate formally in the litigation to the extent that the court may permit, at its expense (subject to the possibility of recovery of some or all of such additional expenses as described in Subsection 7.5(d) or from such other parties to the litigation).

7.6Breach of Confidence Proceedings.

In the event of an alleged breach of confidentiality respecting Confidential Information or any Third Party use of Confidential Information if each Party agrees in its sole discretion that the interests of the Parties are aligned in connection with such breach or use, each Party shall reasonably cooperate with the other to enjoin such Third Party’s use of such Confidential Information.

7.7Defense of Infringement Proceedings.

In the event that a Third Party at any time provides written notice of a claim, or brings an action,

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suit or proceeding, against any Party or any of their respective Affiliates or Sublicensees, claiming infringement of its Patents or unauthorized use or misappropriation of its know-how, due to the use of the Intellectual Property Rights in and to the Marina Technology or the making, using or selling of Products covered by the Marina Patents the Party in receipt of such written notice or claim shall promptly notify the other Party of same, enclosing a copy of the claim and all papers served. ln the event of such alleged infringement, the Parties will assist one another and cooperate in any such litigation and, if applicable, be subject to the indemnification obligations of Article 12.

7.8Procedures.

If required under applicable law in order for the Litigating Party to initiate and/or maintain such suit, or if the Litigating Party is unable to initiate or prosecute such suit solely in its own name or it is otherwise advisable to obtain an effective legal remedy, in each case, the Non-Litigating Party shall join as a party to the suit and will execute and cause its Affiliates to execute all document necessary for the Litigating Party to initiate litigation to prosecute and maintain such action. ln addition, at the Litigating Party’s request, the Non-Litigating Party shall provide reasonable assistance to the Litigating Party in connection with an infringement suit at no charge to the Litigating Party except for reimbursement by the Litigating Party of reasonable out-ofpocket expenses incurred by the Non-Litigating Party in rendering such assistance.

7.9Product Trademarks.

Protiva shall own the trademarks for any Protiva Product and shall be solely responsible for filing and maintaining such trademarks in the Territory (including payment of costs associated therewith). Protiva shall also assume full responsibility, at its sole cost and expense, for taking legal action against any infringement by a Third Party of any Protiva Product trademark, and for claims of infringement of the rights of a Third Party by the use of a Protiva Product’s trademark.

Article 8  CONFIDENTIALITY

8.1Duty of Confidence.

Subject to the other provisions of this Article 8, all Confidential Information disclosed by a Party or its Affiliates under this Agreement will be maintained in confidence and otherwise safeguarded by the recipient Party. The recipient Party may only use the Confidential Information for the purposes of this Agreement and pursuant to the rights granted to the recipient Party under this Agreement. Subject to the other provisions of this Article 8, each Party shall hold as confidential such Confidential Information of the other Party or its Affiliates in the same manner and with the same protection as such recipient Party maintains its own confidential information. Subject to the other provisions of this Article 8, a recipient Party may only disclose Confidential Information of the other Party to employees, agents, contractors, consultants and advisers of the Party and its Affiliates and to Third Parties (including, in the case of Protiva, Sublicensees and their Affiliates) but in each case only to the extent reasonably necessary for the purposes of, and for those matters undertaken pursuant to, this Agreement and only if such Persons are bound to maintain the confidentiality of the Confidential Information in a manner consistent with the confidentiality provisions of this Agreement.

8.2Exceptions.

The obligations under this Article 8 shall not apply to any information to the extent the recipient Party can demonstrate by competent evidence that such information:

(a)

is (at the time of disclosure) or becomes (after the time of disclosure) generally known to the public or part of the public domain through no breach of this Agreement by the recipient Party or its Affiliates;

(b)	was known to, or was otherwise in the possession of, the recipient Party or its Affiliates prior to the time of disclosure by the disclosing Party or any of its Affiliates;
(c)

is disclosed to the recipient Party or an Affiliate on a non-confidential basis by a Third Party who is entitled to disclose it without breaching any confidentiality obligation to the disclosing Party or any of its Affiliates; or

(d)

is independently developed by or on behalf of the recipient Party or its Affiliates, as evidenced by its written records, without reference to the Confidential Information disclosed by the disclosing Party or its Affiliates under this Agreement.

(e)

Specific aspects or details of Confidential! Information shall not be deemed to be within the public domain or in the possession of the recipient Party merely because the Confidential Information is embraced by more general information in the public domain or in the possession of the recipient Party. Further, any combination of Confidential Information shall not be considered in the public domain or in the possession of the recipient Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the recipient Party unless the combination and its principles are in the public domain or in the possession of the recipient Party.

8.3Authorized Disclosures.

(a)

In addition to disclosures allowed under Section 8.2, Protiva may disclose Confidential Information belonging to Marina or its Affiliates to the extent such disclosure is necessary in the following instances:

(i)	filing or prosecuting Patents as permitted by this Agreement; and
(ii)	in connection with Regulatory Filings for Products.
(b)

In addition, Protiva may disclose Confidential Information belonging to Marina or its Affiliates to the extent such disclosure is necessary in connection with prosecuting or defending litigation as permitted by this Agreement; provided, that Protiva (i) informs Marina as soon as reasonably practicable of the proposed disclosure; and (ii) shall use commercially reasonable efforts (but in no event less than the efforts used by Protiva with respect to confidential information derived from its other drug development and commercialization efforts) to limit the disclosure for the required purpose and to obtain protections to maintain the confidentiality of such Marina Confidential Information.

(c)

In addition, Protiva and its Affiliates and Sublicensees may disclose Confidential Information of Marina to Third Parties (including Sublicensees and their Affiliates) as may be necessary or useful in connection with the development, manufacture or commercialization of Products; provided, that such Third Parties are bound in writing to maintain the confidentiality of such Confidential Information in a manner consistent with the confidentiality provisions of this Agreement.
(d)

In the event the recipient Party is required to disclose Confidential Information of the disclosing Party by law or in connection with bona fide legal process, such disclosure shall not be a breach of this Agreement; provided, that the recipient Party (i) informs the disclosing Party as soon as reasonably practicable of the required disclosure; (ii) limits the disclosure to the required purpose; and (iii) at the disclosing Party’s request and expense, assists in the disclosing Party’s attempt to object to or limit the required disclosure.

(e)	Notwithstanding anything to the contrary contained in this Article 8 or Article 11, Marina shall be permitted to disclose a copy of this Agreement to:
(i)

Marina’s current or prospective banks, financial institutions, investors or other Third Parties for the purpose of raising capital or borrowing money or maintaining compliance with agreements, arrangements and understandings relating thereto; and

(ii)

to any Person who proposes to be an assignee or to purchase or otherwise succeed (by merger, operation of law or otherwise) to all of Marina’s right, title and interest in, to and under this Agreement, if (A) such Person agrees to maintain the confidentiality of this Agreement pursuant to a written agreement at least as protective as the terms set forth in this Article 8 (with the exception of the term of the obligation of confidentiality, which may be for a specified term of years) and (B) any such assignment, purchase or succession would be permitted under Section 13.1.

Article 9  TERM AND TERMINATION

9.1Term.

The term of this Agreement, as to a particular Protiva Product in a particular country, shall expire (on a country-by-country basis) upon the earlier of:

(a)	the expiration of the Royalty Term for such Protiva Product in such country; or
(b)	the end of calendar quarter in which sales in such country of Generic Products exceed 50% (on a “per unit” basis) of the sales of the Protiva Product in such country.

Upon expiration of the Royalty Term with respect to a Protiva Product in a particular country, then the licenses granted in Section 2.1 for such Protiva Product in such country shall become fully paid up and irrevocable, and shall survive any expiration or termination of this Agreement. This Agreement shall expire in its entirety upon the expiration of the last Royalty Term for any Marina Patent with respect to which Protiva has a license under this Agreement, unless earlier terminated pursuant to this Article 9.

9.2Termination.

(a)

Termination for Convenience. Protiva shall have the right to terminate this Agreement for convenience in its entirety, or in respect of any particular country or countries in the Territory, by giving ninety (90) days prior written notice to Marina, provided that no such termination shall be effective sooner than the date that is nine (9) months after the Effective Date.
(b)	Termination for Bankruptcy/Insolvency.
(i)

A Party may immediately terminate this Agreement in its entirety, or in respect of any particular country or countries in the Territory, on written notice in the event (each, a “Financial Event”) any of the following occurs with respect to the other Party (the “Bankrupt Party”):

(A)

such Bankrupt Party files a petition in bankruptcy or makes a general assignment for the benefit of creditors or otherwise acknowledges in writing insolvency, or is adjudged bankrupt, and such Bankrupt Party (1) fails to assume this Agreement in any such bankruptcy proceeding within thirty (30) days after filing or (2) assumes and assigns this Agreement to a Third Party;

(B)	such Bankrupt Party goes into or is placed in a process of complete liquidation;
(C)	a trustee or receiver is appointed for any substantial portion of such Bankrupt Party’s business and such trustee or receiver is not discharged within sixty (60) days after appointment;
(D)

any case or proceeding shall have been commenced or other action taken against such Bankrupt Party in bankruptcy or seeking liquidation, reorganization, dissolution, a winding-up arrangement composition or readjustment of its debts or any other relief under any bankruptcy, insolvency, reorganization or similar act or law of any jurisdiction now or hereafter in effect and is not dismissed or converted into a voluntary proceeding governed by Subparagraph 9.2(b)(i)(A) within sixty (60) days after filing; or

(E)

there shall have been issued a warrant of attachment, execution, distraint or similar process against any substantial part of the property of such Bankrupt Party and such event shall have continued for a period of sixty (60) days and none of the following has occurred: (1) it is dismissed, (2) it is bonded in a manner reasonably satisfactory to the other Party, or (3) it is discharged.

(ii)	In the event Marina:
(A)	makes an assignment for the benefit of creditors, or petition or applies to any tribunal for the appointment of a custodian, receiver, or trustee for all or a substantial part of its assets;
(B)	commences any proceeding under any bankruptcy, dissolution, or liquidation law or statute of any jurisdiction whether now or hereafter in effect;
(C)	has any such petition or application filed or any such proceeding commenced against it in which an order for relief is entered or an adjudication or appointment is made, and which remains undismissed for a period of one hundred twenty (120) calendar days or more;
(D)

takes any corporate action indicating its consent to, approval of, or acquiescence in any such petition, application, proceeding, or order for relief or the appointment of a custodian receiver, or trustee for all or substantial part of its assets; or

(E)	permits any such custodianship, receivership, or trusteeship to continue undischarged for a period of one hundred twenty (120) calendar days or more;

(each, a “Bankruptcy Action”) and the occurrence of any of the foregoing causes the applicable Party or any Third Party, including, without limitation, a trustee in bankruptcy, to be empowered under state or federal law to reject this Agreement or any Agreement supplementary hereto, then Protiva shall have the following rights:

(F)

in the event of a rejection of this Agreement or any agreement supplementary hereto, Protiva shall be permitted to receive and use any Marina Technology within the scope of its license hereunder for the purpose of enabling it to mitigate damages caused to Protiva because of the rejection of this Agreement;

(G)

in the event of a rejection of this Agreement or any Agreement supplementary hereto, Protiva may elect to retain its rights under this Agreement or any agreement supplementary hereto as provided in Section 365(n) of the United States Bankruptcy Code or comparable provision of the laws of any other country in the Territory. Upon Protiva’s written request to Marina or the bankruptcy trustee or receiver, Marina or such bankruptcy trustee or receiver shall not interfere with the rights of Protiva as provided in this Agreement or in any agreement supplementary thereto;

(H)

in the event of a rejection of this Agreement or any Agreement supplementary hereto, Protiva may elect to retain its rights under this Agreement or any agreement supplementary hereto as provided in Section 365(n) of the United States Bankruptcy Code or comparable provision of the laws of any other country in the Territory without prejudice to any of its rights of setoff and/or recoupment with respect to this Agreement under the Bankruptcy Code or applicable non-bankruptcy law; and

(I)

in the event of a rejection of this Agreement or any Agreement supplementary hereto, Protiva may retain its rights under this Agreement or any agreement supplementary hereto as provided in Section 365(n) of the United States Bankruptcy Code or comparable provision of the laws of any other country in the Territory without prejudice to any of its rights under Section 503(b) of the United States Bankruptcy Code or comparable provision of the laws of any other country.

(iii)	Notwithstanding anything to the contrary in this Subsection 9.2(b):
(A)

any reorganization or arrangement involving Marina, its Affiliates and/or its wholly owned subsidiaries which does not prejudice the rights of Protiva shall not constitute a Bankruptcy Action for the purposes of this Subsection 9.2(b) and shall not give rise to the remedies set forth in this Subsection 9.2(b); and

(B)

if Protiva asserts any rights under Subparagraphs 9.2(b)(ii)(F) 9.2(b)(ii)(G), 9.2(b)(ii)(H) or 9.2(b)(ii)(I), Protiva shall continue to be bound by all liabilities and obligations imposed upon Protiva and its Affiliates and Sublicensees and any remedies available to Marina under this Agreement.

(c)

Termination for Protiva Material Breach. Upon any material breach by Protiva under this Agreement Marina may notify Protiva in writing of such breach and require that Protiva cure such breach within a cure period not shorter than sixty (60) days after receipt of Marina’s notice for any default of a payment obligation under this Agreement, or one hundred and twenty (120) days after receipt of Marina’s notice for any other material breach. In the event Protiva shall not have cured such breach by the end of the applicable cure period Marina may terminate this Agreement immediately upon written notice to Protiva. Notwithstanding the foregoing cure periods, non-payment of the Upfront Payment in accordance with Section 4.1 shall automatically and immediately terminate this Agreement.

(d)

Termination for Marina Material Breach. Upon any material breach by Marina under this Agreement, Protiva may notify Marina in writing of such breach and require that Marina cure such breach within a cure period of one hundred and twenty (120) days after receipt of Protiva’s notice. In the event Marina shall not have cured such breach by the end of the cure period, then, at Protiva’s sole option:

(i)	the license granted by Marina to Protiva shall automatically convert into a worldwide, royalty-free fully paid-up perpetual license or
(ii)	Protiva may terminate this Agreement in its entirety or in respect of any particular country or countries in the Territory immediately upon written notice to Marina.

9.3Effect of Termination.

(a)	Upon termination of this Agreement in its entirety pursuant to this Article 9:
(i)	all licenses granted hereunder to Protiva shall revert to Marina;
(ii)

all sublicenses granted by Protiva under the rights or licenses granted to Protiva under this Agreement shall survive such termination, provided that the applicable Sublicensees are not in material breach of such sublicense agreements, and shall become direct licenses with Marina except that Marina shall not have any obligations under any such sublicense agreements that are greater than the obligations of Marina under this Agreement; and

(iii)

Protiva (and its Affiliates) shall immediately cease all development and Commercialization of any Protiva Products that contain Marina Know-How and/or are claimed by a Valid Claim, and shall return to Marina all physical manifestations of the Marina Technology and Marina Confidential Information.

(b)

Upon termination of this Agreement in any particular country in the Territory pursuant to this Article 9, this Agreement shall be amended so as to delete from the Territory, the country that is the subject of the termination.

9.4Survival.

(a)

Notwithstanding any expiration or termination of this Agreement, the provisions of Article 1; Sections 4.8, 4.9 and 4.10; Sections 6.1 and 6.3; Sections 7.1, 7.7, 7.8 and 7.9 and (as to Joint IP only) Sections 7.3, 7.4 and 7.5; Article 8; Article 9; Sections 10.1 and 10.2 (solely for purposes of indemnification from third party claims); Sections 10.3, I0.4(c), 10.5; Article 11; Article 12; Article 13, and any other provisions which by their nature are intended to survive any such expiration or termination shall survive any expiration or termination of this Agreement.. Termination of this Agreement shall not relieve the Parties of any liability which accrued hereunder prior to the effective date of such termination nor preclude either Party from pursuing all rights and remedies it may have hereunder or at law or in equity with respect to any breach or default of this Agreement nor prejudice either Party’s right to obtain performance of any obligation.

(b)	Any sublicense contemplated in Section 2.2 shall survive termination of the licenses or other rights granted to Protiva under this Agreement and be assumed by Marina as long as:
(i)	the Sublicensee is not then in breach of its license and/or sublicense agreement;
(ii)	the Sublicensee agrees in writing to be bound to Marina as a licensor under the terms and conditions of the license and/or sublicense agreement; and
(iii)

the Sublicensee agrees in writing that in no event shall Marina assume any obligations or liabilities, or be under any obligation or requirement of performance, under any such license and/or sublicense extending beyond Marina’s obligations and liabilities under this Agreement.

Article 10  REPRESENTATIONS, WARRANTIES AND COVENANTS

10.1Representations and Warranties by Each Party.

Each Party represents and warrants to the other as of the Effective Date that:

(a)	it is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation;
(b)

it has full corporate power and authority to execute, deliver, and perform this Agreement, and has taken all corporate action required by law and its organizational documents to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement;

(c)	this Agreement constitutes a valid and binding agreement enforceable against it in accordance with its terms;

(d)

all consents, approvals and authorizations from all governmental authorities or other Third Parties required to be obtained by such Party in connection with the execution, delivery and performance of this Agreement have been obtained; and

(e)

the execution and delivery of this Agreement and all other instruments and documents required to be executed pursuant to this Agreement, and the consummation of the transactions contemplated hereby do not (i) conflict with or result in a breach of any provision of its organizational documents, (ii) result in a breach of any agreement to which it is a party; or (iii) violate any law.

10.2Representations and Warranties by Marina.

Marina represents and warrants to Protiva as of the Effective Date that:

(a)	Exhibit A sets forth a complete and accurate list of all Marina Patents;
(b)

Marina has obtained from all individuals who participated in any respect in the invention or authorship of any Marina Technology effective assignments of all ownership rights of such individuals in such Marina Technology, either pursuant to written agreement or by operation of law;

(c)

All of Marina’s employees, officers, and consultants have executed agreements or have existing obligations under applicable laws requiring assignment to Marina of all inventions made during the course of and as the result of their association with Marina and obligating the individual to maintain as confidential Marina’s Confidential Information as well as confidential information of other parties (including Protiva and its Affiliates. although they may not be specifically referenced by name) which such individual may receive, to the extent required to support Marina’s obligations under this Agreement;

(d)

Marina has all necessary legal rights and authority to grant the licenses and rights granted under this Agreement and has not assigned, transferred, conveyed or licensed its right, title and interest in the Marina Technology in any manner inconsistent with such license grant or the other terms of this Agreement;

(e)	Marina has all necessary legal rights and authority to use and disclose and to enable Protiva to use and disclose (in each case under appropriate conditions of confidentiality) the Marina Know-How;
(f)

To Marina’s knowledge, the issued Patents in the Marina Patents are valid and enforceable without any claims, challenges, oppositions, interference or other proceedings pending or, to Marina’s knowledge, threatened and Marina has filed and prosecuted Patent applications within the Marina Patents in good faith and, to Marina’s knowledge, complied with all duties of disclosure with respect thereto;

(g)	To Marina’s knowledge, Marina has not committed any act, or omitted to commit any act, that may cause the Marina Patents to expire prematurely or be declared invalid or unenforceable;
(h)	All application, registration, maintenance and renewal fees in respect of the Marina Patents as of the Effective Date have been paid and all necessary documents and certificates have been filed with the relevant agencies for the purpose of maintaining the Marina Patents;

(i)

To Marina’s knowledge, the practice of the Marina Technology does not infringe Patents or misappropriate Know-How of any Third Party, nor has Marina received any written notice alleging such infringement or misappropriation;

(j)

Marina has not initiated or been involved in any proceedings or claims in which it alleges that any Third Party is or was infringing the Marina Patents or misappropriating any Marina Know-How, nor have any such proceedings been threatened by Marina, nor does Marina know of any valid basis for any such proceedings;

(k)	Marina has taken all reasonable precautions to preserve the confidentiality of the Marina Know-How;
(l)

Marina has not entered into a government funding relationship that would result in rights to any Products residing in the US Government, National Institutes of Health, National Institute for Drug Abuse or other agency, and the licenses granted hereunder are not subject to overriding obligations to the US Government as set forth in Public Law 96-517 (35 U.S.C. 200-204), as amended, or any similar obligations under the laws of any other country;

(m)

Subject to Subsection 0, Marina has not granted any Third Party rights that would otherwise interfere or be inconsistent with PROTIVA’s rights hereunder, and there are no agreements or arrangements to which Marina or any of its Affiliates is a party relating to the Products, Marina Patents, Marina Know-How or that would limit the rights granted to Protiva under this Agreement or that restrict or will result in a restriction on Protiva’ ability to develop, manufacture register, use or commercialize the Products in the Territory; and

(n)

Marina has not failed to disclose to Protiva any fact or circumstance known to Marina and relating to any of the Marina Technology that would be reasonably material to Protiva in determining to enter into this Agreement or the transactions contemplated herein.

10.3Acknowledgements of Protiva.

Protiva acknowledges that Marina has granted rights to practice certain Marina Patents:

(a)	to [...***...] solely in connection with the development and commercialization of a limited number of specified proprietary compounds belonging to [...***...]; and
(b)	to [...***...] in connection with DNAi human therapeutic use.

DNAi does not include RNAi, antisense and microRNA oligonucleotides that base pair with mRNAs, microRNAs or pre-mRNAs to affect expression of a gene, directly or indirectly. The Parties agree that the foregoing grants do not interfere with, are not otherwise inconsistent with, and do not limit the rights granted to Protiva in Section 2.1.

10.4Covenants of Marina.

Marina covenants and agrees that:

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(a)	it will not grant any interest in the Marina Technology which is inconsistent with the terms and conditions of this Agreement;
(b)

if, at any time after execution of this Agreement, it becomes aware that it or any employee, agent or subcontractor of Marina who participated, or is participating, in the development of the Marina Technology is on, or is being added to the FDA Debarment List, it will provide written notice of this to Protiva within two (2) Business Days of its becoming aware of this fact; and

(c)

it shall maintain insurance with respect to its indemnification obligations under this Agreement in such amounts as are commercially reasonable in the industry for companies conducting similar business and shall require any of its Affiliates undertaking activities under this Agreement to do the same.

10.5No Other Warranties.

EXCEPT AS EXPRESSLY STATED IN THIS Article 10:

(a)	NO OTHER REPRESENTATION, CONDITION OR WARRANTY WHATSOEVER IS MADE OR GIVEN BY OR ON BEHALF OF Protiva OR Marina; AND
(b)

ALL OTHER CONDITIONS AND WARRANTIES WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE ARE HEREBY EXPRESSLY EXCLUDED, INCLUDING ANY CONDITIONS AND WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT.

Article 11  INDEMNIFICATION; LIABILITY

11.1Indemnification by Marina.

Marina shall defend, indemnify, and hold Protiva, its Affiliates, and their respective officers, directors, employees and agents, and all successors and assigns of any of the foregoing (“Protiva Indemnitees”) harmless from and against any Claims against them to the extent arising or resulting from:

(a)	the gross negligence or willful misconduct of Marina or any of its Affiliates; or
(b)	the breach of any of the covenants, representations or warranties made by Marina to Protiva under this Agreement;

provided, however, that Marina shall not be obliged to so indemnify, defend and hold harmless the Protiva Indemnitees for any Claims to the extent that Protiva has an obligation to indemnify Marina Indemnitees pursuant to Section 11.2 or to the extent that such Claims arise from the breach, gross negligence or willful misconduct of Protiva or a Protiva Indemnitee.

11.2Indemnification by Protiva.

Protiva shall defend, indemnify, and hold Marina, its Affiliates, and their respective officers, directors, employees and agents, and all successors and assigns of any of the foregoing (“Marina Indemnitees”) harmless from and against any Claims against them to the extent arising or resulting from:

(a)	the gross negligence or willful misconduct of Protiva or any of its Affiliates or Sublicensees;
(b)	the breach of any of the covenants, representations or warranties made by Protiva to Marina under this Agreement;
(c)

the exercise or practice by Protiva, its Affiliates or Sublicensees of the license granted to Protiva under Section 2.1 (excluding any such Claim that alleges that the exercise or practice of the Marina Technology infringes a Patent or misappropriates other Intellectual Property Rights of a Third Party); or

(d)	the development, manufacture or commercialization of any Protiva Product by or for Protiva, its Affiliates or Sublicensees;

provided, however, that Protiva shall not be obliged to so indemnify, defend and hold harmless the Marina Indemnitees for any Claims to the extent that Marina has an obligation to indemnify Protiva Indemnitees pursuant to Section 11.l or to the extent that such Claims arise from the breach, gross negligence or willful misconduct of Marina or a Marina Indemnitee.

11.3Indemnification Procedure.

(a)

For the avoidance of doubt, all indemnification claims in respect of a Protiva Indemnitee or Marina Indemnitee shall be made solely by Protiva or Marina, respectively, on behalf of the Protiva Indemnitee or Marina Indemnitee, as the case may be.

(b)

A Party seeking indemnification hereunder (“Indemnified Party”) shall notify the other Party (“Indemnifying Party”) in writing reasonably promptly after the assertion against the Indemnified Party of any Claim or fact in respect of which the Indemnified Party intends to base a claim for indemnification hereunder (“Indemnification Claim Notice”), but the failure or delay to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any obligation or liability that it may have to the Indemnified Party, except to the extent that the Indemnifying Party demonstrates that its ability to defend or resolve such Claim is adversely affected thereby. The Indemnification Claim Notice shall contain a description of the claim and the nature and amount of the Claim (to the extent that the nature and amount of such Claim is known at such time). Upon the request of the Indemnifying Party, the Indemnified Party shall furnish promptly to the Indemnifying Party copies of all correspondence, communications and official documents (including court documents) received or sent in respect of such Claim.

(c)

Subject to the provisions of Subsection 11.3(d), the Indemnifying Party shall, within [...***...] after receipt of the Indemnification Claim Notice, advise the Indemnified Party whether it is assuming the defense and handling of such Claim, at the Indemnifying Party’s sole expense. The assumption of the defense of a Claim by the Indemnifying Party shall not be construed as acknowledgement that the Indemnifying Party is liable to indemnify any indemnitee in respect of the Claim, nor shall it constitute a waiver by the Indemnifying Party of any defenses it may assert against any Indemnified Party’s claim for indemnification. In the event that it is ultimately decided that the Indemnifying Party is not obligated to indemnify or hold an indemnitee harmless from and against the Claim, the Indemnified Party shall reimburse the Indemnifying Party for any and all reasonable

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costs and expenses (including attorneys’ fees and costs of suit) incurred by the Indemnifying Party in its defense of the Claim.

(d)	Upon assumption of the defense of a Claim by the Indemnifying Party:
(i)	the Indemnifying Party shall have the right to and shall assume sole control and responsibility for dealing with the Claim;
(ii)

the Indemnifying Party may, at its own cost, appoint as counsel in connection with conducting the defense and handling of such Claim any law firm or counsel reasonably selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party (such consent not to be unreasonably withheld or delayed);

(iii)	the Indemnifying Party shall keep the Indemnified Party informed of the status of such Claim; and
(iv)	the Indemnifying Party shall have the right to settle the Claim on any terms the Indemnifying Party chooses;

provided, however, that it shall not, without the prior written consent of the Indemnified Party, agree to a settlement of any Claim which could lead to liability for or create any financial or other obligation or restriction on the Indemnified Party (or abrogate the license rights granted under this Agreement) for which the Indemnified Party is not entitled to indemnification hereunder or which admits any wrongdoing or responsibility for the Claim on behalf of the Indemnified Party. The Indemnified Party shall cooperate with the Indemnifying Party at the Indemnifying Party’s expense. In particular, the Indemnified Party shall furnish such records, information and testimony, provide witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith; subject to the right of the Indemnified Party to obtain confidentiality protection in connection therewith consistent with the confidentiality provisions of this Agreement. Such cooperation shall include access during normal business hours by the Indemnifying Party to, and reasonable retention by the Indemnified Party of, records and information that are reasonably relevant to such Claim, and making the Indemnified Party, the Protiva Indemnitees or Marina Indemnitees, as the case may be, and its and their employees and agents available on a mutually convenient basis to provide additional information and explanation of any records or information provided. The Indemnified Party shall be entitled to participate in, but not control, the defense of such Claim with its own counsel and at its own expense; provided, however, that if the litigants in any such action include both the Indemnified Party and the Indemnifying Party and legal counsel for the Indemnified Party shall have reasonably concluded in a written legal opinion delivered to the Indemnifying Party that, by reason of certain bona fide defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party, the interests of the Indemnified Party materially conflict with the interests of the Indemnifying Party such that it would be unethical under applicable rules relating to attorney conflicts of interest for the Indemnifying Party and such Indemnified Party to be represented by the same counsel with respect to such defense, the Indemnified Party shall have the right to select one separate counsel and to assert such legal defenses, with the reasonable expenses and fees of such separate counsel to be reimbursed by the Indemnifying Party as and when incurred.

(e)

If the Indemnifying Party fails to assume or conduct the defense and handling of any Claim in good faith as provided Subsections 11.3(c) and 11.3(d), the Indemnified Party may, at the Indemnifying Party’s expense, select counsel reasonably acceptable to the Indemnifying Party (such consent not to be unreasonably withheld or delayed) in connection with conducting the defense and handling of such Claim and defend or handle such Claim in such manner as it may deem appropriate; provided, that the foregoing shall not be construed as a limitation on the Indemnified Party’s right to claim that the Indemnifying Party has breached its obligations pursuant to this Article 11. In such event, the Indemnified Party shall keep the Indemnifying Party timely apprised of the status of such Claim and the Indemnified Party shall have the right to settle the Claim on any terms the Indemnified Party chooses; provided, however, that the Indemnified Party shall not, without the prior written consent of the Indemnifying Party, agree to a settlement of any Claim which could lead to liability or create any financial or other obligation on the part of the Indemnifying Party, other than its liability for indemnification of the Indemnified Party as provided in this Article 11, or which admits any wrongdoing or responsibility for the claim on behalf of the Indemnifying Party.

11.4Mitigation of Loss.

Each Indemnified Party will take and will procure that its Affiliates take all such reasonable steps and action as are necessary or as the Indemnifying Party may reasonably require in order to mitigate any Claims (or potential losses or damages) under this Article 11. Nothing in this Agreement shall or shall be deemed to relieve any Party of any common law or other duty to mitigate any losses incurred by it.

11.5Insurance.

Protiva shall, at its own expense, procure and maintain during the Term and for a period of [...***...] thereafter, insurance policy/policies, including product liability insurance, adequate to cover its obligations hereunder and which are consistent with normal business practices of prudent companies similarly situated.

11.6Special, Indirect and Other Losses.

NEITHER PARTY NOR ANY OF ITS AFFILIATES SHALL BE LIABLE IN CONTRACT, TORT, NEGLIGENCE BREACH OF STATUTORY DUTY OR OTHERWISE FOR ANY SPECIAL, INDIRECT, INCIDENTAL OR PUNITIVE DAMAGES OR FOR ANY ECONOMIC LOSS OR LOSS OF PROFITS SUFFERED BY THE OTHER PARTY, EXCEPT TO THE EXTENT ANY SUCH DAMAGES ARE REQUIRED TO BE PAID TO A THIRD PARTY AS PART OF A CLAIM FOR WHICH A PARTY PROVIDES INDEMNIFICATION UNDER THIS Article 11.

11.7No Exclusion.

Neither Party excludes any liability for death or personal bodily injury caused by its negligence or the negligence of its Affiliates or, in the case of Protiva, its Sublicensees, or their respective employees, agents or sub-contractors.

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Article 12  PUBLICATIONS AND PUBLICITY

12.1Publications.

For avoidance of doubt, Protiva or any of its Affiliates may, without any required consents from Marina but subject to its confidentiality obligations under Article 8 with respect to the Confidential Information of Marina :

(a)	issue press releases and other public statements as it deems appropriate in connection with the development and commercialization of the Products under this Agreement; and
(b)	publish or have published information about clinical trials related to the Products, including the results of such clinical trials

12.2Publicity

(a)

Neither Party shall use the name, symbol, trademark, trade name or logo of the other Party or its Affiliates in any press release publication or other form of public disclosure without the prior written consent of the other Party in each instance (such consent not to be unreasonably withheld or delayed), except for those disclosures for which consent has already been obtained. Notwithstanding the foregoing, Protiva shall be entitled, upon reasonable prior notice to Marina, to use the name of Marina to identify its licensor to the extent necessary or useful in connection with the development or commercialization of the Products, including in connection with sublicensing and subcontracting transactions.

(b)

Subject to Subsection 12.2(c), each Party agrees not to issue any press release or other public statement, whether oral or written, disclosing the existence of this Agreement, the terms hereof or any information relating to this Agreement without the prior written consent of the other Party, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that Protiva may issue press releases and other public statements as it deems appropriate in connection with the development and commercialization of Products under this Agreement and provided further, that the Parties approve the text of the press releases annexed as Exhibit B to this Agreement.

(c)

Notwithstanding the foregoing, each Party may, without the prior approval of the other Party, make any disclosures required of it to comply with any duty of disclosure it may have pursuant to law or governmental regulation or pursuant to the rules of any recognized stock exchange. The Parties shall nevertheless use good faith efforts to coordinate with each other with respect to the timing, form and content of such required disclosure. If so requested by the other Party, the Party subject to such obligation shall use commercially reasonable efforts to obtain an order, agreement or other governmental or Third Party action protecting to the maximum extent possible the confidentiality of such provisions of this Agreement as reasonably requested by the other Party. Unless the Parties otherwise agree, such disclosure shall be limited to the minimum required as determined by the disclosing Party in consultation with its legal counsel. Without limiting the foregoing, each Party shall consult with the other Party on the provisions of this Agreement, together with exhibits or other attachments attached hereto, to be redacted in any filings made by Marina or Protiva with the Securities and Exchange Commission (or other regulatory body) or as otherwise required by law.

Article 13  GENERAL PROVISIONS

13.1Assignment.

Neither Party may assign its rights and obligations under this Agreement without the other Party’s prior written consent, except that:

(a)	a Party may assign its rights and obligations under this Agreement or any part hereof to one or more of its Affiliates without the consent of the other Party; and
(b)	either Party may assign this Agreement in its entirety to a successor to all or substantially all of its business or assets to which this Agreement relates.

The assigning Party shall provide the other Party with prompt written notice of any such assignment pursuant to Subsection 13.l(b). Any permitted assignee shall assume all obligations of its assignor under this Agreement (or related to the assigned portion in case of a partial assignment to an Affiliate), and no permitted assignment shall relieve the assignor of liability hereunder. Any attempted assignment in contravention of the foregoing shall be void. Subject to the terms of this Agreement, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

13.2Extension to Affiliates; Subcontractors.

Protiva shall have the right to extend the rights, immunities and obligations granted in this Agreement to one or more of its Affiliates. All applicable terms and provisions of this Agreement shall apply to any such Affiliate to which this Agreement has been extended to the same extent as such terms and provisions apply to Protiva. Protiva shall remain primarily liable for any acts or omissions of its Affiliates. In addition, Protiva may subcontract to Third Parties the performance of any tasks and obligations relating to its exercise of the license and other rights under this Agreement as Protiva deems appropriate, subject to its confidentiality obligations pursuant to Article 8.

13.3Severability.

Should one or more of the provisions of this Agreement become void or unenforceable as a matter of law, then this Agreement shall be construed as if such provision were not contained herein and the remainder of this Agreement shall be in full force and effect, and the Parties will use their commercially reasonable efforts to substitute for the invalid or unenforceable provision a valid and enforceable provision which conforms as nearly as possible with the original intent of the Parties.

13.4Governing Law and Jurisdiction.

This Agreement shall be governed by and construed under the laws of New York, without giving effect to the conflicts of laws provision thereof. Any disputes between the Parties relating to this Agreement shall be subject to the exclusive jurisdiction and venue of the federal courts located in the Southern District of New York (without restricting any right of appeal), and the Parties hereby waive any objection which they may have now or hereafter to the laying of venue of any proceedings in such courts and to any claim that such proceedings have been brought in an inconvenient forum, and further agree that a judgment or order in any such proceedings shall be binding upon each of them and may be enforced in the courts of any other jurisdiction.

13.5Force Majeure.

Neither Party shall be responsible to the other for any failure or delay in performing any of its obligations under this Agreement or for other nonperformance hereunder if such delay or nonperformance is caused by strike, stoppage of labor, lockout or other labor trouble, fire, flood, accident, war, act of terrorism, act of God or of the government of any country or of any local government, or by other cause unavoidable or beyond the reasonable control of any Party hereto.

13.6Waivers and Amendments.

The failure of any Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party. No waiver shall be effective unless it has been given in writing and signed by the Party giving such waiver. No provision of this Agreement may be amended or modified other than by a written document signed by authorized representatives of each Party.

13.7Relationship of the Parties.

Nothing contained in this Agreement shall be deemed to constitute a partnership, joint venture, or legal entity of any type between Marina and Protiva, or to constitute one as the agent of the other. Moreover, each Party agrees not to construe this Agreement, or any of the transactions contemplated hereby, as a partnership for any tax purposes. Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give any Party the power or authority to act for, bind, or commit the other.

13.8Notices.

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt); (b) sent by fax (with written confirmation of receipt), provided, that a copy is immediately sent by an internationally recognized overnight delivery service (receipt requested); or (c) when received by the addressee, if sent by an internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and fax numbers set forth below (or to such other addresses and fax numbers as a Party may designate by notice):

If to Marina : Marina Biotech, Inc. PO Box 1599 Bothell, Washington USA 98041 Attn:Mr. J. Michael French President and CEO Fax:(206) 830-9424	If to PROTIVA: Protiva Biotherapeutics Inc. 100 –8900 Glenlyon Parkway Burnaby, British Columbia Canada VSJ 5J8 Attn:Dr. Mark Murray President & CEO Fax:(604) 419-3201

13.9Further Assurances.

Protiva and Marina hereby covenant and agree without the necessity of any further consideration, to execute, acknowledge and deliver any and all such other documents and take any such other action as may be reasonably necessary to carry out the intent and purposes of this Agreement.

13.10Compliance with Law.

Each Party shall perform its obligations under this Agreement in accordance with all applicable laws. No Party shall, or shall be required to, undertake any activity under or in connection with this Agreement which violates, or which it believes, in good faith, may violate, any applicable law.

13.11No Third Party Beneficiary Rights.

The provisions of this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and they shall not be construed as conferring any rights to any Third Party (including any third party beneficiary rights).

13.12English Language.

This Agreement is written and executed in the English language. Any translation into any other language shall not be an official version of this Agreement and in the event of any conflict in interpretation between the English version and such translation, the English version shall prevail.

13.13Expenses.

Except as otherwise expressly provided in this Agreement, each Party shall pay the fees and expenses of its respective lawyers and other experts and all other expenses and costs incurred by such Party incidental to the negotiation, preparation, execution and delivery of this Agreement.

13.14Entire Agreement.

This Agreement, together with its Exhibits, sets forth the entire agreement and understanding of the Parties as to the subject matter hereof and supersedes all proposals, oral or written, and all other prior communications between the Parties, with respect to such subject matter. In the event of any conflict between a substantive provision of this Agreement and any Exhibit hereto, the substantive provisions of this Agreement shall prevail.

13.15Cumulative Remedies.

No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.

13.16Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument This Agreement may be executed by the Parties and transmitted by facsimile or other form of electronic transmission and if so executed and transmitted shall be for all purposes as effective as if the Parties had delivered an executed original agreement.

IN WITNESS WHEREOF, the Parties intending to be bound have caused this Agreement to be executed by their duly authorized representatives.

PROTIVA BIOTHERAPEUTICS INC.		MARINA BIOTECH, INC.

By:	/s/ Paul Brennan	By:	/s/ J. Michael French

Name:	Paul Brennan	Name:	J. Michael French

Title:	SVP Business Dev’t	Title:	President & CEO

Exhibit A

List Of Certain Marina Patents

Confidential

[...***...]

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A-2

[...***...]

Exhibit B

Press Releases

Tekmira Acquires Worldwide License to Novel RNAi Technology

Tekmira and Marina Biotech Enter into License Agreement for UNA Technology

November 29 2012

Vancouver, BC — Tekmira Pharmaceuticals Corporation (Nasdaq: TKMR, TSX: TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today that it will obtain a worldwide, non-exclusive license to a novel RNAi payload technology called Unlocked Nucleobase Analog (UNA) from Marina Biotech, Inc. (OTCQX:MRNA) for the development of RNAi therapeutics.

UNA technology can be used in the development of RNAi therapeutics, which treat disease by silencing specific disease causing genes. UNAs can be incorporated into RNAi drugs and have the potential to improve them by increasing their stability and reducing off-target effects.

“Our license to Marina’s UNA technology expands and diversifies our foundation of technologies that enable us to develop RNAi therapeutics. With Tekmira’s leading LNP delivery technology, a strong balance sheet, and access to multiple RNAi payload technologies, we are well positioned to aggressively advance multiple products into human clinical trials,” said Dr. Mark J. Murray, Tekmira’s President and CEO.

“We intend to leverage our expertise in LNP delivery and our broad understanding of therapeutic RNA payload design to optimize the use of UNA in our development pipeline, as well as provide pharmaceutical partners the opportunity to license UNAs combined with our LNP delivery technology to develop RNAi therapeutics,” added Dr. Murray.

Under the license agreement, Tekmira will receive a worldwide, non-exclusive rights to MARINA Biotech’s UNA technology for the development of RNAi therapeutic products, and MARINA will receive an upfront payment plus milestone and royalty payments on products developed by Tekmira that use UNA technology. Financial terms of the license agreement were not disclosed.

Unlocked Nucleobase Analogs (UNA) are acyclic ribonucleoside analogs in which the bond between C2’ and C3’ atoms is broken. This change in sugar structure renders this nucleoside analog very flexible. This characteristic is in contrast to the widely used locked nucleosides that lock the sugar conformation by a bridged bond between C2’ and C4’ atoms. The flexible nature of UNA reduces the binding affinity between two strands of an RNAi drug and gives unique characteristics to its genes silencing abilities. MARINA Biotech has demonstrated that UNA has the potential to improve RNAi therapeutics by increasing stability and reducing sense and antisense mediated off-target effects while retaining potency.

About RNAi and Tekmira’s LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by “silencing” disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as “siRNAs,” require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira’s LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira’s LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira’s LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively. “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “projects,” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about a worldwide non-exclusive license to UNA technology from Marina Biotech, Inc.; the potential of UNA technology to improve siRNA; the use of UNA technology by Tekmira; the use of UNA technology to lead to future development of RNAi (ribonucleic acid interference) therapeutic products; providing pharmaceutical partners the opportunity to license UNAs combined with Tekmira’s LNP delivery technology to develop RNAi therapeutics; delivery of upfront payment plus milestone and royalty payments on products developed by Tekmira that use UNA technology; UNAs potential to improve siRNA therapeutics; Tekmira’s aggressive advancement of multiple products into human clinical trials; Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi product development programs; and expectations regarding the expansion of Tekmira’s product pipeline.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; Tekmira’s research and development capabilities and resources; UNA’s compatibility with Tekmira’s existing LNP technology platform and other technologies; the potential for UNA technology to lower the potential for off-target effects and increase the specificity of the guide strand; and the opportunity to develop product candidates using UNA technology. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that UNA technology does not improve siRNA; the possibility that UNA is not compatible with Tekmira’s LNP technology and does not result in additional product candidates being developed by Tekmira; the possibility that pharmaceutical companies will not license UNAs combined with Tekmira’s LNP delivery technology to develop RNAi therapeutics; the possibility that other organizations have made advancements in RNAi delivery and payload technology that Tekmira is not aware of; and the possibility that Tekmira may not advance any further product candidates or expand its product pipeline.

A more complete discuss ion of the risks and uncertainties facing Tekmira appears in Tekmira’s annual report on Form 20-F for the year ended December 31, 2011 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors

Jodi Regts

Director, Investor Relations

Phone: 604-419-3234

Email: jregts @tekmirapharm.com

Media

David Ryan

Longview Communications Inc.

Phone: 416-669-7906

Email: dryan@longviewcomms.ca

Marina Biotech Announces Worldwide Non-Exclusive Licensing Agreement
for Nucleic Acid Chemistry to Tekmira Pharmaceuticals

Bothell, WA, November 29, 2012 - Marina Biotech, Inc. (OTCQX:MRNA), a leading oligonucleotide based drug discovery and development company, announced today that it has entered into a license agreement with Tekmira Pharmaceuticals Corporation (Nasdaq: TKMR, TSX: TKM), where Marina will provide Tekmira a worldwide, non-exclusive license to Marina Biotech’s Unlocked Nucleobase Analog (UNA) technology for the development of RNA interference therapeutics. Tekmira will have full responsibility for the development and commercialization of any products arising under the Agreement. Under terms of the Agreement, Marina Biotech will receive an upfront payment plus milestone and royalty payments on products developed by Tekmira that use UNA technology. Further terms of the Agreement were not disclosed.

“We are pleased to enter into this agreement with Tekmira, a leader in the development of RNAi-based therapeutics,” stated J. Michael French, President and Chief Executive Officer of Marina Biotech. “Marina Biotech’s UNA technology is quite novel. Besides providing drug-like properties to an RNAi drug, UNAs also eliminate passenger strand activity as well as reduce guide strand mediated microRNA like off-target activity. The result is that UNAs are able to significantly increase target specificity of an RNAi compound to its gene target. We look forward to a continued relationship with the great team at Tekmira.”

About Unlocked Nucleobase Analogs

Unlocked Nucleobase Analogs (UNA) are acyclic ribonucleoside analogs in which the bond between C2’ and C3’ atoms is broken. This change in sugar structure renders this nucleoside analog very flexible. This characteristic is in sharp contrast to the widely used locked nucleosides that lock the sugar conformation by a bridged bond between C2’ and C4’ atoms. The flexible nature of UNA reduces the binding affinity between two strands of an RNAi drug and gives unique characteristics to its genes silencing abilities. Marina Biotech has demonstrated that UNA has the potential to improve RNAi therapeutics by increasing stability and reducing sense and antisense mediated off-target effects while retaining potency.

About Marina Biotech, Inc.

Marina Biotech is a biotechnology company focused on the development and commercialization of oligonucleotide-based therapeutics utilizing multiple mechanisms of action including RNA interference (RNAi) and messenger RNA translational blocking. The Marina Biotech pipeline currently includes a clinical program in Familial Adenomatous Polyposis (a precancerous syndrome) and two preclinical programs -- in bladder cancer and myotonic dystrophy. Marina Biotech has entered into an agreement with both Mirna Therapeutics and ProNAi Therapeutics to license Marina Biotech’s SMARTICLES® technology for the delivery of microRNA mimics and DNAi, respectively. In addition, Marina Biotech announced exclusive licensing agreements with Monsanto Company for Marina Biotech’s delivery and chemistry technologies and with Girindus America for the supply of CRN-based oligonucleotides. Marina Biotech recently entered into a non-exclusive agreement with Novartis Institutes for Biomedical Research to license Marina Biotech’s CRN technology for development of nucleic acid-based therapeutics. Marina Biotech’s goal is to improve human health through the development of RNAi- and oligonucleotide-based compounds and drug delivery technologies that together provide superior therapeutic options for patients. Additional information about Marina Biotech is available at http://www.marinabio.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking statements within the meaning of Federal Securities laws that are subject to certain risks and uncertainties and involve factors that may cause actual results to differ materially from those projected or suggested. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to: (i) the ability of Marina Biotech to obtain additional and substantial funding in the immediate future; (ii) the ability of Marina Biotech to attract and/or maintain research, development, commercialization and manufacturing partners; (iii) the ability of Marina Biotech and/or a partner to successfully complete product research and development, including preclinical and clinical studies and commercialization; (iv) the ability of Marina Biotech and/or a partner to obtain required governmental approvals; and (v) the ability of Marina Biotech and/or a partner to develop and commercialize products prior to, and that can compete favorably with those of, competitors. Additional factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in Marina Biotech’s most recent periodic reports on Form 10-K and Form 10-Q that are filed with the Securities and Exchange Commission. Marina Biotech assumes no obligation to update and supplement forward-looking statements because of subsequent events.

Contact:

Michael French

Chief Executive Officer

(425) 892-4322

admin@marinabio.com